Contact

www.linkedin.com/in/jamie-
selldorff-929a89b0 (LinkedIn)

Jamie Selldorff

Owner at Stone Horse Farm

West Chatham, Massachusetts, United States

Experience

Self-employed
Owner at Stone Horse Farm
2007 - Present (19 years)
Bantam, CT

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration (M.B.A.) · (1987 - 1989)